CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

04045877

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 28 October 2004

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

QUARTERLY REPORT

OFFICIAL NAME:

CORPORACIÓN MAPFRE, S.A.

- ☐ **Financial Institutions.... B**
- ☐ **Investment Companies.... C**
- ☐ **General.... G**
- ☒ **Insurance Companies.... S**

- **Page 1 and 1 bis** .... ☒
- **Page 2** .... ☒
- **Page 3** .... ☒
- **Page 4** .... ☒
- **Additional explanatory material** .... ☒

DATE:	28 October 2004	**QUARTER:**	THIRD 2004

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	YEAR	2004

Official Name:

CORPORACIÓN MAPFRE, S.A.

Legal Address:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS		UN-CONSOLIDATED		CONSOLIDATED	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0820	--	--	3,811,341	3,148,953
RESULT BEFORE TAXES	1040	64,449	9,187	298,551	239,219
RESULT AFTER TAXES	1044	66,407	25,890	210,100	172,210
Results attributable to minority interests	2050			75,022	64,933
RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY	2060			135,078	107,277
PAID-UP CAPITAL	0500	119,450	90,782		
AVERAGE NUMBER OF EMPLOYEES	3000	38	62	14,868	12,547

(*) Net premiums earned

Figures in thousand euros

B) BUSINESS DEVELOPMENT

During the third quarter of 2004, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively. In this respect, the following must be noted:

- in Spain, direct Non-life insurance premiums increased by 42.3% (20.6% excluding direct Non-life premiums written by MUSINI S.A.);
- funds managed by MAPFRE VIDA and its subsidiaries grew 9.5%. Including MUSINI VIDA, these funds grew 17.6%;
- premiums written and accepted by MAPFRE AMÉRICA increased by 5.7%, and its net profit by 16.9%;
- premiums written and accepted by MAPFRE RE increased by 35.3%, and its net profit by 38.8%.

The net cumulative profit of CORPORACIÓN MAPFRE reached €135.1 million, a 25.9% increase over the third quarter of the previous year. Revenues for the third quarter of 2004 increased by 24.1% with respect to the same period of 2003. The net profit for the third quarter grew 24.1%.

The growth of key figures up to the close of September exceeded the targets set for the year. Barring unforeseen events, their likely evolution for the year as a whole will be the following:

- growth in Non-life premiums will exceed the target of 10%;
- growth in funds under management will be in line with objectives;
- the combined ratio, in spite of the hurricanes that hit the Caribbean and Florida in September, will improve with respect to 2003;
- net profit growth is expected to exceed its target, allowing the ROE (calculated as a percentage of average equity) and EPS (computed using the weighted average number of shares), even allowing for the rights issue carried out in April 2004, to approach the levels achieved in 2003 (2003 ROE: 13.0%; 2003 EPS: €0.78).

B1) CONSOLIDATED GROUP FIGURES

- **REVENUES**

The total revenues of CORPORACIÓN MAPFRE and its subsidiaries reached €6,048.8 million in the third quarter of 2004, with the following breakdown by line of business:

TOTAL REVENUES
(Million euros)

	30.09.04	30.09.03	% Var. 04/03
Companies operating primarily in Spain			
Direct insurance premiums: Non-life	1,925.1	1,352.7	42.3%
Direct insurance premiums: Life	1,460.4	1,152.2	26.7%
Income from investments	702.5	0.0	21.5%
Other income from consolidated companies	193.3	121.5	59.1%
Brokerage and fund management (*)	46.7	40.9	14.2%
Real estate management and development (*)	44.7	41.7	7.2%
Other equity-accounted companies	17.9	18.8	-4.8%
Cumulative Subtotal	4,390.6	3,306.1	32.8%
Companies operating primarily abroad			
Direct insurance premiums: Non-life	939.4	899.8	4.4%
Direct insurance premiums: Life	46.5	31.4	48.1%
Accepted reinsurance premiums	879.1	649.8	35.3%
Assistance premiums and other income	226.9	180.3	25.8%
Income from investments	162.6	190.9	-14.8%
Other income (**)	1.9	1.1	72.7%
Cumulative Subtotal	2,256.4	1,953.3	15.5%
Total cumulative income	6,647.0	5,259.4	26.4%
Intra-group transactions eliminated upon consolidation	-598.2	-383.7	55.9%
TOTAL CONSOLIDATED INCOME	**6,048.8**	**4,875.7**	**24.1%**

(*) Equity-accounted

(**) Includes income from equity-accounted companies

Total direct insurance and accepted reinsurance premiums grew 27.0% over the third quarter of the previous year, reaching a consolidated volume of €4,990.8 million. Net premiums earned grew 21.0%, reaching €3,811.3 million.

Total Life direct insurance and accepted reinsurance premiums grew 32.2% (24.4% excluding premiums written and accepted by MUSINI S.A. and MUSINI VIDA), reaching €1,564.7 million. Total Non-life direct insurance and accepted reinsurance premiums grew 25.8% (15.0% excluding premiums written and accepted by MUSINI S.A.), reaching €3,426.1 million.

- **RESULTS**

The consolidated profit after taxes reached €210.1 million, a 22.0% increase over the previous year. The net attributable profit after minority interests grew 25.9%, reaching €135.1 million, with the following breakdown by line of business:

CONSOLIDATED RESULTS
(Million euros)

	30.09.04	30.09.03	% Var. 04/03
FULLY CONSOLIDATED RESULTS			
Companies operating primarily in Spain			
Direct Insurance	206.9	171.6	20.6%
Subtotal	206.9	171.6	20.6%
Companies operating primarily abroad			
Direct Insurance	51.7	45.3	14.1%
Accepted reinsurance	47.5	32.1	48.0%
Assistance	5.9	4.7	25.5%
Other	1.0	0.6	66.7%
Subtotal	106.1	82.7	28.3%
EQUITY-ACCOUNTED SUBSIDIARIES			
Brokerage and fund management	18.6	16.3	14.1%
Real estate management and development	6.0	5.7	5.3%
Other	0.3	0.1	200.0%
Total result from subsidiaries	337.9	276.4	22.3%
Amortisation of goodwill and portfolio acquisition costs	-27.7	-22.2	24.8%
Holding company results (un-consolidated)	64.5	9.2	---
Consolidation adjustments	-76.1	-24.2	---
Profit before tax and minority interests	**298.6**	**239.2**	24.8%
Tax	-88.5	-67.0	32.1%
Profit after tax	**210.1**	**172.2**	22.0%
Minority interests	-75.0	-64.9	15.6%
Net attributable profit	**135.1**	**107.3**	25.9%

The quarterly net attributable profit of CORPORACIÓN MAPFRE evolved as follows:

CONSOLIDATED RESULTS (Million euros)					% Var. 3Q '04 over 3Q '03
3Q '03	4Q '03	1Q '04	2Q '04	3Q '04	
34,5	34,0	45,2	47,1	42,8	24,1%

The following table shows the consolidated profit and loss account:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Million Euros)

	30.09.04	30.09.03	% Var. 04/03
Non-life technical account			
Gross written and accepted premiums	3,426.1	2,723.5	25.8%
Unearned premiums and claims reserve	-418.9	-255.0	64.3%
Claims	-1,820.9	-1,547.4	17.7%
Acquisition expenses	-563.0	-523.9	7.5%
Other technical expenses (*)	-214.5	-192.0	11.7%
Result, ceded and retroceded reinsurance	-313.5	-182.8	71.5%
Investment income and expenses	131.1	167.1	-21.5%
Result, Non-life technical account	**226.4**	**189.5**	19.5%
Life technical account			
Gross written and accepted premiums	1,564.7	1,183.6	32.2%
Unearned premiums and claims reserve	-132.2	-54.4	143.0%
Claims and variation in mathematical reserves	-1,703.9	-1,343.8	26.8%
Acquisition expenses	-74.4	-64.5	15.3%
Other tecnical expenses	-44.1	-37.9	16.4%
Result, ceded and retroceded reinsurance	0.8	-0.5	---
Investment income and expenses	465.3	384.9	20.9%
Result, Life technical account	**76.2**	**67.4**	13.1%
Result of the tecnical account	**302.6**	**256.9**	17.8%
Non-technical account			
Income and expenses from investments, own funds	31.4	15.0	109.3%
Amortisation of goodwill	-21.2	-18.7	13.4%
Other non-tecnical income and expenses	-10.0	-10.9	-8.3%
Extraordinary income	-4.2	-3.1	35.5%
Result of the non-technical account	**-4.0**	**-17.7**	-77.4%
Profit before tax and minority interests	**298.6**	**239.2**	24.8%
Taxes	-88.5	-67.0	32.1%
Profit after taxes	**210.1**	**172.2**	22.0%
Result attributable to minority shareholders	-75.0	-64.9	15.6%
Net attributable profit	**135.1**	**107.3**	25.9%

(*) Includes the variation in equalisation reserves amounting to €24.3 million (€27.1 million as of September 2003)

B2) PREMIUMS AND RESULTS OF SUBSIDIARIES

Companies operating primarily in Spain

The direct insurance and accepted reinsurance premiums of the subsidiaries of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. evolved as follows:

CONSOLIDATED WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.09.04	**30.09.03**	**% Var. 04/03**
LIFE INSURANCE OPERATING UNIT	**1,413.0**	**1,147.9**	**23.1%**
MAPFRE Vida	1,364.1	1,147.9	18.8%
MUSINI Vida	48.9	---	---
GENERAL INSURANCE OPERATING UNIT	**802.2**	**660.7**	**21.4%**
MAPFRE Seguros Generales	449.7	381.4	17.9%
MAPFRE Guanarteme	154.3	134.8	14.5%
MAPFRE Finisterre	198.2	144.5	37.2%
COMMERCIAL INSURANCE OPERATING UNIT	**848.1**	**418.5**	**102.7%**
MAPFRE Industrial	419.2	337.7	24.1%
MAPFRE Caución y Crédito	91.6	80.8	13.4%
MUSINI S.A.	337.3	---	---
MAPFRE Caja Salud	**322.2**	**277.8**	**16.0%**
TOTAL	**3,385.5**	**2,504.9**	**35.2%**

Total written and accepted premiums include those of the Portuguese branches of MAPFRE VIDA (€27.7 million, a 29.4% increase), and MAPFRE CAUCIÓN Y CREDITO (€6.3 million, a 16.2% increase).

The following table shows a breakdown of written and accepted premiums by line of business:

WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.09.04	30.09.03	% Var. 04/03
Motor (MAPFRE Guanarteme)	111.3	98.3	13.2%
Health	322.2	277.8	16.0%
Other Non-life	1,491.6	976.6	52.7%
TOTAL NON-LIFE	**1,925.1**	**1,352.7**	**42.3%**
Life Risk	182.3	121.6	49.9%
Life Savings	1,278.1	1,030.6	24.0%
TOTAL LIFE	**1,460.4**	**1,152.2**	**26.7%**
TOTAL	**3,385.5**	**2,504.9**	**35.2%**

The breakdown of the premiums written and accepted by the most representative subsidiaries through the agents channel and the Caja Madrid bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	30.09.04	30.09.03	% Var. 04/03
AGENTS CHANNEL	**2,623.9**	**1,839.4**	**42.6%**
MAPFRE Vida	700.9	556.3	26.0%
MAPFRE Seguros Generales	743.6	617.4	20.4%
MAPFRE Industrial	395.0	318.9	23.9%
MAPFRE Caja Salud	307.0	266.4	15.2%
MAPFRE Caución y Crédito	91.2	80.4	13.4%
MUSINI S.A.	337.3	---	---
MUSINI Vida	48.9	---	---
CAJA MADRID BANK CHANNEL	**761.6**	**665.5**	**14.4%**
MAPFRE Vida	663.2	591.6	12.1%
MAPFRE Seguros Generales	58.6	43.3	35.3%
MAPFRE Industrial	24.2	18.8	28.7%
MAPFRE Caja Salud	15.2	11.4	33.3%
MAPFRE Caución y Crédito	0.4	0.4	---

MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. obtained a net profit of €131.3 million, a 20.9% increase with respect the same period of the previous year.

LIFE, SAVINGS AND INVESTMENTS OPERATING UNIT

Growth in funds under management can be considered as satisfactory in the current interest rate environment and reflects:

- the winning of new group savings business, which includes a new €113.6 million transaction with SEPI;
- growth in retail savings products, being it worthwhile to highlight the growth achieved in the agents channel and the successful launch of a new regular premium product through the bank channel;
- sustained growth in risk products.

The following table shows the breakdown by type of product and by distribution channel of premiums written and accepted by MAPFRE VIDA and MUSINI VIDA:

	30.09.04	30.09.03	% Var. 04/03
Regular Premiums	**317.6**	**274.3**	**15.8%**
- Agents Channel	278.8	257.1	8.4%
- Bank Channel	38.8	17.2	125.6%
Single Premiums	**847.0**	**756.3**	**12.0%**
- Agents Channel	301.3	229.0	31.6%
- Bank Channel	535.3	527.3	1.5%
- Musini Vida	10.4	---	---
Life premiums - Savings	**1,164.6**	**1,030.6**	**13.0%**
Externalisation	**113.6**	**---**	**---**
- Agents Channel	45.1	---	---
- Bank Channel	32.7	---	---
- Musini Vida	35.8	---	---
Subtotal	**1,278.2**	**1,030.6**	**24.0%**
Life premiums - Risk	**134.8**	**117.3**	**14.9%**
- Agents Channel	75.7	70.2	7.8%
- Bank Channel	56.4	47.1	19.7%
- Musini Vida	2.7	---	---
TOTAL PREMIUMS	**1,413.0**	**1,147.9**	**23.1%**
- Agents Channel	700.9	556.3	26.0%
- Bank Channel	663.2	591.6	12.1%
- Musini Vida	48.9	---	---

Figures in million euros

Funds managed by MAPFRE VIDA and its subsidiaries grew 9.5%. Including MUSINI VIDA, these funds grew 17.6%.

The following table shows a breakdown by type of product and by distribution channel of the funds managed by MAPFRE VIDA and its subsidiaries:

	30.09.04	30.09.03	% Var. 04/03
Regular premiums insurance	3,488.9	3,242.3	7.6%
- Agents channel	3,262.8	3,021.5	8.0%
- Bank channel	226.1	220.8	2.4%
Single premiums insurance	6,668.0	6,237.3	6.9%
- Agents channel	2,765.4	2,487.1	11.2%
- Bank channel	3,902.6	3,750.2	4.1%
Life Insurance - Risk	117.4	98.1	19.7%
- Agents channel	31.6	26.8	17.9%
- Bank channel	85.8	71.3	20.3%
MUSINI VIDA	1,080.6	---	---
Total Mathematical reserves	11,354.9	9,577.7	18.6%
Other reserves	206.4	160.0	29.0%
TECHNICAL RESERVES	**11,561.3**	**9,737.7**	**18.7%**
MUTUAL FUNDS	2,523.5	2,203.4	14.5%
PENSIONS FUNDS[(1)]	1,629.5	1,419.7	14.8%
THIRD-PARTY FUNDS UNDER MANAGEMENT	**15,714.3**	**13,360.8**	**17.6%**
SHAREHOLDERS' EQUITY	427.6	407.2	5.0%
TOTAL FUNDS UNDER MANAGEMENT	**16,141.9**	**13,768.0**	**17.2%**
MUSINI S.A.	585.2	---	---
- Mathematical reserves	480.6	---	---
- Mutual funds	31.5	---	---
- Pensions funds	73.1	---	---
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVINGS BUSINESS	**16,727.1**	**13,768.0**	**21.5%**

Figures in million euros

(1) At the end of the third quarter, these funds include €704.3 million (€662.3 million as of September 2003) corresponding to defined benefit pension funds entered into through a Life insurance contract.

MAPFRE VIDA and its subsidiaries reached a net consolidated profit of €73.9 million, an 18.6% increase with respect to the same period of the previous year.

MUSINI VIDA contributes 3.5% of total premiums and 9.5% of the net profit. In the third quarter of 2004, this company obtained a net profit of €7.0 million, which, after the share of minority shareholders in MAPFRE-CAJA MADRID HOLDING, translated into a €3.6 million contribution to the net profit of CORPORACIÓN MAPFRE.

GENERAL INSURANCE OPERATING UNIT

MAPFRE SEGUROS GENERALES and its subsidiaries reached a net consolidated profit of €39.5 million. The 13.2% increase in this figure with respect to the same period of the previous year reflects:

- sustained premiums growth in most business lines, primarily due to new business;
- an increase in the retention rate;
- the purchase in 2003 of a stake in MAPFRE GUANARTEME from a minority shareholder.

The net profit of MAPFRE FINISTERRE has decreased owing to:

- the gains obtained in the preceding fiscal year from the redemption of a pension savings product sold in previous years, which were not repeated in this quarter;
- restructuring expenses amounting to €5.3 million, €3.7 million of which corresponded to the third quarter of 2004.

Although still low in absolute terms, the claims ratio of MAPFRE GUANARTEME has increased with respect to the third quarter of the previous year due to some large claims in the Motor, Civil Liability and Marine business lines.

COMMERCIAL INSURANCE OPERATING UNIT

The business activities of the Commercial Insurance Operating Unit evolved favourably during the third quarter of the year, reflecting:

- significant premiums growth, mainly due to new business;
- the improvement in the technical result;
- the inclusion of MUSINI S.A., which has contributed 39.8% of total premiums and 47.1% of the net result (29.2% excluding the gain from the sale of its stake in MUSINI VIDA).

The claim related to satellite "Amazonas", in whose insurance cover MAPFRE INDUSTRIAL and MUSINI S.A. participate, will not have a significant net effect in the results of this Unit.

The Commercial Insurance Unit obtained a net profit of €41.8 million in the third quarter, a 120% increase with respect to the same period of the previous year (16.3% excluding MUSINI S.A.).

After consolidation adjustments, minority interests and goodwill amortisation, MUSINI S.A. contributed €3.9 million to the net profit of CORPORACIÓN MAPFRE.

MAPFRE CAJA SALUD

Premiums growth remains sustained and above the rate achieved by the market as a whole. Net profit decreases with respect to the same period of the previous year, as a result of:

- an increase in claims, especially in health assistance insurance;
- the early amortisation of a €2.9 million goodwill, corresponding to a portfolio whose returns have not matched the levels forecast upon its acquisition.

Companies operating primarily abroad

Premiums written by Units and Companies whose activity is primarily international evolved as follows:

CONSOLIDATED PREMIUMS	Million euros		
	30.09.04	30.09.03	% Var. 04/03
DIRECT INSURANCE			
MAPFRE AMERICA (Countries)			
Argentina	131.2	103.2	27.1%
Brazil	188.8	158.0	19.5%
Chile	69.7	61.3	13.7%
Colombia	31.2	28.9	8.0%
El Salvador	20.7	21.4	-3.3%
Mexico	193.2	239.3	-19.3%
Paraguay	5.5	5.1	7.8%
Peru	16.8	16.2	3.7%
Puerto Rico	166.8	157.2	6.1%
Uruguay	6.0	5.3	13.2%
Venezuela	147.6	129.4	14.1%
Subtotal	**977.6**	**925.3**	**5.7%**
OTHER COUNTRIES			
MAPFRE ASIAN (The Philippines)	8.3	5.9	40.7%
Total Direct Insurance	**985.9**	**931.2**	5.9%
ACCEPTED REINSURANCE (REINS. OP. UNIT)	**879.1**	**649.8**	35.3%
ASSISTANCE (ASSISTANCE OPERATING UNIT)	**131.9**	**99.7**	32.3%
TOTAL CUMULATIVE PREMIUMS	**1,996.9**	**1,680.7**	18.8%
Intra-group transactions eliminated upon consolidation	**-391.6**	**-254.3**	54.0%
TOTAL CONSOLIDATED PREMIUMS	**1,605.3**	**1,426.4**	12.5%

The breakdown by business line of the direct insurance premiums written by the Units and Companies whose activity is primarily international is shown in the following table:

WRITTEN PREMIUMS	Million euros		
	30.09.04	30.09.03	% Var. 04/03
Motor	467.8	478.3	-2.2%
Health and accidents	141.8	114.5	23.8%
Other Non-Life	329.9	307.0	7.5%
TOTAL NON-LIFE	**939.4**	**899.8**	**4.4%**
TOTAL LIFE	**46.5**	**31.4**	**48.1%**
TOTAL	**985.9**	**931.2**	**5.9%**

MAPFRE AMÉRICA

MAPFRE AMÉRICA obtained a net consolidated profit of €35.2 million. This figure, which represents a 16.9% increase over the same period of the previous year, reflects:

- strong premiums growth in most subsidiaries, due, among other reasons, to their good image in their respective markets, the winning of new business, the widening of the distribution network and the economic recovery in some countries;
- the significant improvement in the technical result;
- the decline in financial income, primarily because of lower interest rates.

The following must be noted with regards to the results of subsidiaries:

- premiums written by MAPFRE TEPEYAC (Mexico) decline with respect to the same period of the previous year, mainly due to the cancellation of group contracts in the Motor business line;
- the net impact in the accounts of MAPFRE PARAGUAY of the claim caused by the fire in a shopping mall in the month of August was €0.2 million;
- MAPFRE PRAICO (Puerto Rico) obtained a gain of €1.7 million from the sale of MAPFRE USA to MAPFRE MUTUALIDAD. The claims it incurred into as a consequence of the hurricanes that hit Puerto Rico did not have a significant impact in the results of this company;
- MAPFRE URUGUAY sold part of its fixed income portfolio, recording a realisation loss of €0.5 million.

The following table shows a comparison of premiums growth rates in euros and in local currency:

Country	Company	Premiums growth	
		€	Local Currency
Argentina	MAPFRE ARGENTINA	27.1%	36.9%
Brazil	MAPFRE VERA CRUZ	19.5%	23.5%
Colombia	MAPFRE S.G. COLOMBIA	7.7%	8.1%
Chile	MAPFRE S.G. CHILE	13.6%	7.2%
El Salvador	LA CENTRO AMERICANA	-3.5%	5.6%
Mexico	MAPFRE TEPEYAC	-19.3%	-6.8%
Paraguay	MAPFRE PARAGUAY	8.8%	8.2%
Peru	MAPFRE PERU	4.0%	12.2%
Puerto Rico	MAPFRE USA	12.9%	31.8%
Uruguay	MAPFRE URUGUAY	9.5%	19.3%
Venezuela	MAPFRE LA SEGURIDAD	14.1%	45.9%

In the first nine months of the year, 155 new offices have been opened, 44 of which are direct.

MAPFRE RE

Premiums grew 35.3% with respect to the same period of the previous year, reaching €879.1 million. The following table shows the variations in their breakdown:

Premiums breakdown by type of business

	Proportional	XL	Facultative
30.09.03	74.1%	16.7%	9.2%
30.09.04	73.5%	18.2%	8.3%

Premiums breakdown by line of business

	Property	Transport	Motor	Life and accidents	Other
30.09.03	72.1%	5.8%	7.0%	7.5%	7.6%
30.09.04	67.2%	6.3%	6.7%	11.6%	8.2%

Premiums breakdown by region

	Spain	Europe	Latin America	U.S.A.	Other
30.09.03	45.2%	29.9%	14.5%	8.3%	2.1%
30.09.04	44.3%	29.2%	14.7%	7.2%	4.6%

The claims MAPFRE RE will incur into as a consequence of hurricanes Charley, Frances, Ivan and Jeanne have been retained entirely by the company and their estimated impact will total €25 million, all of which will be absorbed by MAPFRE RE and its subsidiary MAPFRE REINSURANCE CORP. The amount of these claims is substantial in absolute terms, but it should be viewed as normal in relation to the current business volumes of the company. Therefore, MAPFRE RE maintains its profit estimates for fiscal year 2004.

The technical result has improved with respect to the same period of last year, in spite of the rise in the loss ratio provoked by catastrophe claims.

The quarterly variation in the equalisation reserve and gross profit (before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs) and their respective cumulative amounts are shown in the following tables:

	Year	**1Q**	**2Q**	**3Q**	**Cumulative**
Appropriation to the equalisation reserve	2003	1.5	7.3	10.9	19.7
	2004	10.2	3.6	-2.8	11.0

	Year	**1Q**	**2Q**	**3Q**	**Cumulative**
Gross profit	2003	10.4	10.9	10.8	32.1
	2004	14.5	16.7	16.3	47.5

Figures in million euros

The equalisation reserve of MAPFRE RE amounted to €42.7 million as of end of 2003. In accordance with applicable regulations, this reserve is appropriated and used to reduce the volatility of results over time. With the move to IFRS, the appropriated reserve, net of tax, will become part of shareholders' equity.

During the third quarter, €1.1 million of goodwill corresponding to inactive companies has been amortised early. Such early amortisation, together with the release of tax-deductible provisions appropriated in the previous fiscal year against the depreciation of investments in foreign subsidiaries, have caused the tax rate to increase with respect to the same period of the previous year.

The Reinsurance Unit obtained a consolidated net profit of €29.0 million, a 38.8% increase with respect to the same period of the previous year.

MAPFRE ASISTENCIA

The 25.8% increase in revenue volumes reflects:

- the sustained growth of ROAD AMERICA;
- the development of business activities in Europe, among which travel assistance in Spain and the new Pecuniary Losses business stand out;
- the contribution of NSA, the company acquired at the end of June 2003, which reached €12.5 million, up from €4 million in the same period of the previous year.

Business volumes have decreased slightly in Latin America due to the effect of the depreciation of some local currencies and the cancellation of a number of contracts.

MAPFRE ASISTENCIA obtained a net profit of €3.3 million. This increase of 13.8% with respect to the same period of the previous year was limited by larger goodwill amortisation charges and by the interest expenses arising from the higher level of indebtedness.

The following table shows the variations in the results of subsidiaries with respect to the same period of the previous year:

RESULTS OF SUBSIDIARY COMPANIES (Million euros)	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	30.09.04	30.09.03	30.09.04	30.09.03
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE OPERATING UNIT	**103.6**	**85.8**	**73.9**	**62.3**
MAPFRE Vida[1]	92.8	85.8	66.9	62.3
MUSINI Vida	10.8	---	7.0	---
GENERAL INSURANCE OPERATING UNIT	**66.8**	**61.3**	**39.5**	**34.9**
MAPFRE Seguros Generales[2]	57.2	44.0	42.4	34.2
MAPFRE Guanarteme	16.8	15.7	12.0	11.2
MAPFRE Finisterre	6.4	12.6	2.7	6.9
COMMERCIAL INSURANCE OPERATING UNIT	**62.3**	**29.9**	**41.8**	**19.0**
MAPFRE Industrial	27.3	23.1	17.6	15.1
MAPFRE Caución y Crédito	7.5	6.8	4.5	3.8
MUSINI S.A.	27.5	---	19.7	---
MAPFRE CAJA SALUD	**7.7**	**12.3**	**1.8**	**6.8**
Companies operating primarily abroad				
MAPFRE AMÉRICA	**50.9**	**44.4**	**35.2**	**30.1**
MAPFRE ARGENTINA	4.8	4.3	2.9	2.6
MAPFRE VERA CRUZ	5.8	5.8	4.1	4.3
MAPFRE S.G. COLOMBIA	1.9	1.7	1.3	1.2
MAPFRE S.G. CHILE	3.1	2.0	2.5	1.7
LA CENTRO AMERICANA	1.3	1.4	1.1	1.4
MAPFRE TEPEYAC	7.1	7.5	6.3	7.4
MAPFRE PARAGUAY	0.1	0.2	0.0	0.2
MAPFRE PERU	0.4	0.6	0.4	0.6
MAPFRE PRAICO	16.2	15.1	11.6	12.1
MAPFRE URUGUAY	-0.4	0.1	-0.4	0.1
MAPFRE LA SEGURIDAD	18.6	13.5	17.5	12.3
MAPFRE RE	**47.5**	**32.1**	**29.0**	**20.9**
MAPFRE Asistencia	**5.9**	**4.7**	**3.3**	**2.9**
Others	**0.8**	**0.9**	**0.7**	**0.8**
EQUITY-ACCOUNTED SUBSIDIARIES[3]				
MAPFRE INMUEBLES	9.8	9.0	6.0	5.7
GESMADRID	3.7	3.6	2.4	2.3
CAJA MADRID PENSIONES	1.1	1.0	0.7	0.7
CAJA MADRID BOLSA	1.4	0.9	0.9	0.6

(1) Includes the results of MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
(2) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit.
(3) Consolidated in proportion to the percentage of ownership in each company.

B3) INVESTMENTS AND DISPOSALS

The following investments and disposals were carried out during the third quarter of the year:

Investments and disposals carried out by CORPORACIÓN MAPFRE

- In July, CORPORACIÓN MAPFRE acquired the shareholdings of CORPORACIÓN FINANCIERA ALBA (21.5%) and JP MORGAN PARTNERS (13.8%) in QUAVITAE for a price of €13.5 million.

- CORPORACIÓN MAPFRE sold for €1.7 million a 10% stake in the Italian insurance company PROGRESS ASSICURAZIONI, S.p.A. to the Maltese insurance company MIDDLESEA VALLETTA LIFE, thereby reducing its shareholding in this company to 39%. Furthermore, it invested €1.2 million to subscribe for the part corresponding to its new shareholding in a €3 million capital increase carried out by PROGRESS.

- CORPORACIÓN MAPFRE acquired from a minority shareholder a 0.2% stake in MAPFRE RE for an outlay of €0.8 million, raising its shareholding in this company to 87.9%

Investments carried out by subsidiaries

MAPFRE PRAICO (Puerto Rico), a subsidiary of MAPFRE AMÉRICA, acquired from CORPORACIÓN INTERNACIONAL CAJA DE MADRID a 25% stake in PRAICO LIFE for a price of €2.7 million, raising its shareholding in this company to 40%. MAPFRE AMÉRICA VIDA, a subsidiary of MAPFRE MUTUALIDAD, holds the remaining 60%. MAPFRE PRAICO financed this investment with equity.

B4) SOCIAL RESPONSIBILITY

Within the framework of the changes in the organisational structure of SISTEMA MAPFRE announced on September 24th, 2004, the Communication and Social Responsibility Department has been created, under the management of Juan José Almagro García, who will coordinate and supervise communication and corporate image, as well as the actions taken by MAPFRE as a socially responsible group in its business activities.

B5) PERSONNEL

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 15,183 employees as of 30 September 2004, with an increase of 2,538 employees with respect to the same period of the previous year.

B6) PRESENCE IN EQUITY INDICES

In September, the share of CORPORACIÓN MAPFRE was included in the FTSE Euromid Index, composed of the most representative medium market capitalisation stocks of the Euro zone that meet the capitalisation, liquidity and transparency criteria defined by FTSE.

B7) RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in the third quarter of 2004 recorded total revenues of €8,091.2 million, a 20.5% increase over the previous year. The profit after taxes increased by 25.2%.

The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

CONSOLIDADED PROFIT AND LOSS ACCOUNT
(Million euros)

	30.09.04	30.09.03	% Var. 04/03
Non-life technical account			
Gross written and accepted premiums	5,191.7	4,279.1	21.3%
Unearned premiums and claims reserve	-514.4	-332.1	54.9%
Claims	-3,010.6	-2,697.6	11.6%
Acquisition expenses	-728.9	-656.7	11.0%
Other technical expenses (*)	-305.6	-278.7	9.7%
Result, ceded and retroceded reinsurance	-329.6	-174.2	89.2%
Investment income and expenses	189.0	266.1	-29.0%
Result, Non-life technical account	**491.6**	**405.9**	21.1%
Life technical account			
Gross written and accepted premiums	1,705.6	1,327.6	28.5%
Unearned premiums and claims reserve	-126.5	-70.9	78.4%
Claims and variation in mathematical reserves	-1,813.4	-1,438.4	26.1%
Acquisition expenses	-119.5	-103.6	15.3%
Other technical expenses	-54.5	-45.6	19.5%
Result, ceded and retroceded reinsurance	3.2	-2.4	---
Investment income and expenses	480.9	400.7	20.0%
Result, Life technical account	**75.8**	**67.4**	12.5%
Result of the technical account	**567.4**	**473.3**	19.9%
Non-technical account			
Income and expenses from investments, own funds	37.8	23.8	58.8%
Amortisation of goodwill	-21.8	-23.8	-8.4%
Other non-technical income and expenses	-0.7	-12.8	-94.5%
Extraordinary income	-3.5	-3.2	9.4%
Result of the non-technical account	**11.8**	**-16.0**	---
Profit before tax and minority interest	**579.2**	**457.3**	26.7%
Taxes	-152.4	-116.4	30.9%
Profit after taxes	**426.8**	**340.9**	25.2%

(*) Includes the variation in equalisation reserves amounting to €65.1 million (€47.8 million as of September 2003).

Additional information

A complementary presentation for analysts and investors that expands the information contained herein is being released simultaneously with this report (accessible at www.mapfre.com).

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand euros)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc...)

Supplementary dividend paid out of the results for fiscal year 2003 on 18 March 2004. Shares numbered 1 to 181,564,536, both inclusive, collected €0.10 gross per share.